UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

528877 103(1)

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)  The CUSIP number 528877 103 listed throughout this filing is the CUSIP number assigned to the Issuer’s ADS.

1	Names of Reporting Persons Taikang Asset Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 0
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person CO

1	Names of Reporting Persons Taikang Insurance Group Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 0
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person IC

1	Names of Reporting Persons Taikang Life Insurance Co., Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 0
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person IC

1	Names of Reporting Persons Magic Peak Investments Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 0
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: LexinFintech Holdings Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 27/F, CES Tower, No. 3099 Keyuan South Road Nanshan District, Shenzhen, 518052 People’s Republic of China

Item 2(a).

Name of Person Filing:

(i)           Taikang Asset Management Co., Ltd.,

(ii)          Taikang Insurance Group Inc.,

(iii)         Taikang Life Insurance Co., Ltd. and

(iv)        Magic Peak Investments Limited (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Taikang Asset Management Co., Ltd.

10F, Taikang Life Building, 156 Fuxingmennei Street,

Xicheng District, Beijing, People’s Republic of China

Taikang Insurance Group Inc.

8 & 9 / F., Taikang Life Building, 156 Fuxingmennei Dajie

Xicheng District, Beijing, People’s Republic of China

Taikang Life Insurance Co., Ltd.

1/F, Taikang Zhongguancum Innovation Centre, No. 21-1 Kexueyuan Lu, Kejiyuanqu

Changping District, Beijing, People’s Republic of China

Magic Peak Investments Limited

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

Item 2(c).

Citizenship:
Taikang Asset Management Co., Ltd. – People’s Republic of China

Taikang Insurance Group Inc. – People’s Republic of China

Taikang Life Insurance Co., Ltd. – People’s Republic of China

Magic Peak Investments Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities: Class A Ordinary Shares, par value of $0.0001 per share, of the Issuer.
Item 2(e).	CUSIP No.: 528877 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
The following information with respect to the ownership of the Class A Ordinary Shares of the Issuer (the “Shares”) by each of the Reporting Persons is provided as of December 31, 2019:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Taikang Asset Management Co., Ltd.	0	0%	0	0	0	0
Taikang Insurance Group Inc.	0	0%	0	0	0	0
Taikang Life Insurance Co., Ltd.	0	0%	0	0	0	0
Magic Peak Investments Limited	0	0%	0	0	0	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2020

Taikang Asset Management Co., Ltd.	By:	/s/ Duan Guo Sheng
	Name:	Duan Guo Sheng
	Title:	CEO

Taikang Insurance Group Inc.
	By:	/s/ Chen Dong Sheng
	Name:	Chen Dong Sheng
	Title:	Chairman

Taikang Life Insurance Co., Ltd.	By:	/s/ Chen Dong Sheng
	Name:	Chen Dong Sheng
	Title:	Chairman

Magic Peak Investments Limited	By:	/s/ Feng Fang
	Name:	Feng Fang
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement